UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-03610

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

ALCOA SAVINGS PLAN FOR BARGAINING EMPLOYEES
ALCOA SAVINGS PLAN FOR NON-BARGAINING EMPLOYEES
ALCOA SAVINGS PLAN FOR SUBSIDIARY AND AFFILIATE EMPLOYEES
Alcoa Corporate Center, 201 Isabella Street, Pittsburgh, Pennsylvania 15212

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

ALCOA INC.
390 Park Avenue, New York, New York 10022

Alcoa Savings Plans for Bargaining Employees,
Alcoa Savings Plans for Non-Bargaining Employees and
Alcoa Savings Plans for Subsidiary and Affiliate Employees
Index
December 31, 2007 and 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000

Report of Independent Registered Public Accounting Firm

To the Participants and Alcoa Benefits Management Committee
for the Alcoa Savings Plan for Bargaining Employees, the Alcoa
Savings Plan for Non-Bargaining Employees and the Alcoa
Savings Plan for Subsidiary and Affiliate Employees

In our opinion, the accompanying statements of individual plan net assets available for benefits and the related statements of changes in individual plan net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non-Bargaining Employees and Alcoa Savings Plan for Subsidiary and Affiliate Employees (the "Plans") at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules H, Line 4(i) - Schedule of Assets (Held at End of Year) of the Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non-Bargaining Employees and Alcoa Savings Plan for Subsidiary and Affiliate Employees and Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions of the Alcoa Savings Plan for Non-Bargaining Employees are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans' management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 23, 2008

Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non–Bargaining Employees and Alcoa Savings Plan for Subsidiary and Affiliate Employees

Statements of Individual Plan Net Assets Available for Benefits

December 31, 2007

	Alcoa Bargaining Plan	Alcoa Non-Bargaining Plan	Alcoa Subsidiary and Affiliate Plan
Assets			
Plan's value of interest in Alcoa Savings Plan Master Trust			
Alcoa Stock Fund (at fair value)	$ 200,139,604	$ 398,237,097	$ 97,311,751
Investment contracts (at fair value)	278,708,945	524,305,861	218,934,751
Other investments (at fair value)	490,036,851	1,388,692,146	559,753,202
Total value of interest in Alcoa Savings Plan Master Trust (at fair value)	968,885,400	2,311,235,104	875,999,704
Adjustment from fair value to contract value for investment contracts (Note 4)	(1,647,177)	(3,098,662)	(1,293,910)
Total value of interest in Alcoa Savings Plan Master Trust	967,238,223	2,308,136,442	874,705,794
Loans to participants	32,492,386	23,599,953	23,666,686
Other investments (at fair value)	18,687,427	88,003,933	10,933,732
Net assets available for benefits	$ 1,018,418,036	$ 2,419,740,328	$ 909,306,212

The accompanying notes are an integral part of these financial statements.

Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non–Bargaining Employees and Alcoa Savings Plan for Subsidiary and Affiliate Employees

Statements of Individual Plan Net Assets Available for Benefits
December 31, 2006

	Alcoa Bargaining Plan	Alcoa Non-Bargaining Plan	Alcoa Subsidiary and Affiliate Plan
Assets			
Plan's value of interest in Alcoa Savings Plan Master Trust			
Alcoa Stock Fund (at fair value)	$ 223,247,199	$ 470,649,849	$ 87,657,992
Investment contracts (at fair value)	256,910,826	481,971,170	219,754,990
Other investments (at fair value)	452,705,669	1,282,980,865	544,835,471
Total value of interest in Alcoa Savings Plan Master Trust (at fair value)	932,863,694	2,235,601,884	852,248,453
Adjustment from fair value to contract value for investment contracts (Note 4)	3,905,167	7,326,191	3,340,380
Total value of interest in Alcoa Savings Plan Master Trust	936,768,861	2,242,928,075	855,588,833
Loans to participants	33,384,267	25,868,940	23,064,570
Other investments (at fair value)	16,043,488	72,875,496	10,576,353
Net assets available for benefits	$ 986,196,616	$ 2,341,672,511	$ 889,229,756

The accompanying notes are an integral part of these financial statements.

Alcoa Savings Plan for Bargaining Employees,
Alcoa Savings Plan for Non–Bargaining Employees and
Alcoa Savings Plan for Subsidiary and Affiliate Employees
Statements of Changes in Individual Plan Net Assets Available for Benefits
Year Ended December 31, 2007

	Alcoa Bargaining Plan	Alcoa Non-Bargaining Plan	Alcoa Subsidiary and Affiliate Plan
Additions			
Contributions			
Alcoa Stock Fund			
Participant	$ 7,526,165	$ 4,976,296	$ 3,071,135
Employer	19,772,246	34,023,844	24,508,775
Other investments			
Participant	51,281,044	50,009,676	44,646,435
Employer	114,519	1,975,187	1,858,223
	78,693,974	90,985,003	74,084,568
Plan interest in Alcoa Savings Plan Master Trust investment income			
Alcoa Stock Fund	53,478,818	115,995,232	21,835,153
Other investments	62,720,874	152,374,006	64,017,724
Total Plan interest in Alcoa Savings Plan Master Trust investment income	116,199,692	268,369,238	85,852,877
Other investment income (loss)	1,137,915	7,161,100	(424,909)
Total additions	196,031,581	366,515,341	159,512,536
Deductions			
Benefit payments to participants	(125,651,305)	(277,670,733)	(96,933,306)
Net increase prior to Plan transfers	70,380,276	88,844,608	62,579,230
Plan transfers			
Transfer to Alcoa Extrusions, Inc. Savings Plan (Note 6)	(32,926,601)	(12,262,793)	(46,441,792)
Transfer from Ply Gem 401(k) Savings Plan	-	-	192,765
Transfers (to) from Plans	(5,232,255)	1,486,002	3,746,253
Net increase	32,221,420	78,067,817	20,076,456
Net assets available for benefits			
Beginning of year	986,196,616	2,341,672,511	889,229,756
End of year	$ 1,018,418,036	$ 2,419,740,328	$ 909,306,212

The accompanying notes are an integral part of these financial statements.

1. Description of Plans

General
The Alcoa Savings Plan for Bargaining Employees ("Alcoa Bargaining Plan"), the Alcoa Savings Plan for Non-Bargaining Employees ("Alcoa Non-Bargaining Plan"), and the Alcoa Savings Plan for Subsidiary and Affiliate Employees ("Alcoa Subsidiary and Affiliate Plan") (collectively, the "Plans") are defined contribution savings plans maintained pursuant to a master trust agreement (the "Master Trust") between Alcoa Inc. ("Alcoa" or the "Company") and the trustee, Mellon Bank, N.A. ("Trustee"). In general, the Plans provide various investment options for amounts withheld from employees' salaries and for Company contributions. Plan documents are available to participants upon request.

Reference should be made to the basic prospectus and to the summary plan description of each Plan for a summary of the important features of each Plan, including eligibility, vesting, employee and Company contributions, loans, withdrawals and compliance with the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility and Vesting
The Plans are available to eligible employees of the Company and certain subsidiary locations that have adopted the Plans. Employees that participate in the Plans are immediately eligible for plan participation. The Alcoa Bargaining Plan is only available to hourly employees of the Company covered by collective bargaining agreements that provide this benefit. Participants are fully vested in the value of their contributions plus actual earnings thereon at all times. A participant is 100% vested in Company contributions after three years of employment.

Employee Contributions
Eligible employees below a certain job grade pre-established by the Plans may elect to contribute up to 16% of eligible compensation as pre-tax or up to 16% as after-tax contributions to the Plans, with a maximum of 16% in the aggregate.

Eligible employees above a certain job grade pre-established by the Plans may elect to contribute up to 6% of eligible compensation as pre-tax or up to 10% as after-tax contributions to the Plans, with a maximum of 10% in the aggregate.

Certain eligible employees of the Plans who receive variable pay, as defined in the Plan documents, can contribute up to 50% in 10% increments of such variable pay up to a maximum of $1,500 per year as a separate pre-tax contribution.

Certain eligible collective bargained employees can direct their negotiated deferrals, as defined in the Plan documents, to their Plan accounts as a separate pre-tax contribution.

Eligible employees age 50 or older or who become age 50 during the plan year who meet certain requirements may make an election to defer extra pre-tax catch-up contributions up to a maximum of $5,000, or such other amount adjusted for cost-of-living increases.

Elections can be changed effective for the first full payroll period following the election. Participants direct their contributions in multiples of 1% into various investment options offered by the Plans.

Alcoa has amended the Plans so that eligible employees hired or rehired on or after August 1, 2006 will be automatically enrolled in the Plans and subject to automatic payroll deductions equal to 3% of eligible compensation, which will be contributed to the Plans as pre-tax savings, unless the employee chooses to either enroll sooner or to not participate. After 90 days of plan participation, the pre-tax savings rate will be increased by 1% on each April 1 until the pre-tax savings rate attains a target rate of 6% of eligible compensation. The employee can change the contribution rate, annual rate increase and target contribution rate or stop automatic enrollment at any time.

Employer Contributions
For the Alcoa Non-Bargaining Plan and the Alcoa Subsidiary and Affiliate Plan, participating locations may elect to make a matching employer contribution up to 6% of the participants' eligible compensation. Company match for contributions to the Alcoa Bargaining Plan is based upon the various collective bargaining agreements. The employer match for the Plans is contributed into the Alcoa Stock Fund, which is an employee stock ownership plan under the Internal Revenue Code (the "Code") Section 409. Participants fully vest in the Company's matching contributions in the Alcoa Stock Fund upon three years of service with the Company. Upon vesting or reaching age 55, the participant is permitted to transfer the matching contribution into other investments within the Plan. At December 31, 2007 and 2006, $10,842,200 and $9,259,648 of unvested matching contributions were included within the Plans, respectively. The Company does not match variable pay or negotiated deferral contributions.

In addition, certain salaried and non-bargaining eligible employees of the Plans hired or rehired after March 1, 2006 will receive an employer retirement income contribution in the amount of 3% of applicable eligible compensation. These employer contributions are directed by the participants in their respective plan.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations of Plan earnings are based on individual participant investment earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Loans
Generally, participants may borrow from their individual account balances in the Plans, excluding nonvested employer contributions and employer retirement income contributions. The minimum loan amount permitted by the Plans is $1,000. The maximum allowable loan from the Plans is the lesser of 50% of the participant's vested account balance or $50,000. Loans are collateralized by the vested portion of the participant's account balance and repayments are made by periodic payroll deductions. Interest is charged on all loans at the prime rate plus 1% at the time the loan is executed.

Payment of Benefits
On termination of service due to death, disability or retirement, participants with a vested account balance greater than $5,000 may elect to leave their investment in the Plans or receive a lump-sum distribution. Participants who leave their investments in the Plans and elect to receive a distribution at a later date are permitted four partial payouts each calendar year, however, each partial payout must be at least $250. Plan provisions require a lump-sum distribution when the participant reaches age 70.

Forfeitures
Company contributions and the earnings on those contributions vest after three years of service. Amounts that are not vested upon termination of employment are forfeited and will be used to reduce

plan expenses or future Company contributions. Total forfeitures that reduced employer contributions and plan expenses in 2007 were $1,041,186 in the Alcoa Non-Bargaining Plan, $445,803 in the Alcoa Bargaining Plan and $951,040 in the Alcoa Subsidiary and Affiliate Plan. Unapplied forfeitures at December 31, 2007 and 2006 were $1,067,671 and $125,801 for the Alcoa Non-Bargaining Plan, $447,414 and $51,668 for the Alcoa Bargaining Plan and $404,611 and $47,175 for the Alcoa Subsidiary and Affiliate Plan, respectively.

Risks and Uncertainties

The Plans invest in investment securities. Investment securities, including Alcoa common stock, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Individual Plan Net Assets Available for Benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plans to discontinue its contributions at any time and to terminate the Plans, subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. It applies to other pronouncements that require or permit fair value but does not require any new fair value measurements. SFAS 157 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." SFAS 157, as it relates to financial assets and liabilities, is effective for the Plans beginning January 1, 2008. The Company is currently in the process of determining the impact of SFAS 157 on the Plans' financial statements.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plans are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of contributions, earnings and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The fair value of the Plans' interest in the Master Trust is based on the beginning of year value of the Plans' interest in the Master Trust plus actual contributions and allocated investment income less actual distributions, allocated investment loss and administrative expenses.

The following summarizes the investment valuation policies of the Master Trust:

The investments of the Master Trust include synthetic investment contracts ("Investment Contracts") that are valued at fair value with an adjustment to contract value in the accompanying Statements of Individual Plan Net Assets Available for Benefits. Refer to Note 4 for further discussion. The fair value of the Investment Contracts is determined by quoted market prices of the underlying securities. Investment Contracts held in the Master Trust are fully benefit-responsive, which permit and require withdrawals at contract value for benefit payments, loans, or transfers to other investment options. Investment contracts provide a fixed rate of return for the life of the contract, and underlying assets are held by the trust rather than a separate account of the issuer. A financially responsible third party issues a "wrapper" contract to ensure benefit responsiveness.

Investments in Alcoa common stock within the Alcoa Stock Fund are valued at the average of the high and low market price on the last business day of the year.

The Schwab Personal Choice Retirement Account ("PCRA") is a self-directed brokerage account that allows participants to select and manage investments from a variety of options not directly available in the Plans. Investments held in the brokerage accounts are valued at their closing market prices.

Investments within the various registered investment companies of the Master Trust are valued at the closing net asset value of the respective registered investment companies.

Other investments are valued at fair value as determined by the Trustee based on quoted market prices, except for certain short-term investments, including money market accounts, which are valued at cost which approximates fair value.

The individual Plans participate in the funds within the Master Trust through the purchase and sale of fund units, which are valued daily. The individual Plans' interest in Master Trust investment income, as reflected in the Statements of Changes in Individual Plan Net Assets Available for Benefits, represents investment income earned by the Master Trust. Investment income is allocated daily to the individual Plans based on each participant's number of units owned within each investment fund option. Investment income of the Master Trust is comprised of net appreciation and depreciation in the fair value of the Master Trust's investments and dividend and interest income earned on those investments.

Net appreciation or depreciation in the fair value of the Master Trust investments consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payments of Benefits
Benefits are recorded when paid.

Administrative Expenses
The Fixed Income Fund and the Alcoa Stock Fund investment management fees are paid from assets of their respective funds. The investment management fees for the Fixed Income Fund are based upon a percentage of the fund's net assets. For the Alcoa Stock Fund, the investment fees are based upon the number of stock transactions within the fund during the year.

All funds in the Plans, except for the Fixed Income Fund, Alcoa Stock Fund and the funds offered by Barclays Global Investors, N.A. ("Barclays") and the Trustee, are registered investment companies. Registered investment companies incur expenses that reduce the earnings in the fund and are reflected in the daily net asset value ("NAV"). The NAVs for the registered investment companies in the Plans are listed publicly, and the same NAV applies whether the registered investment company is purchased on the open market or through the Plans. Expenses charged by registered investment companies include asset management and administrative fees.

The funds offered by Barclays and the Trustee incur expenses that reduce the earnings in the fund and are reflected in the NAV. These funds are not available to individual investors and are not publicly traded. Expenses charged by these funds include asset management and administrative fees.

In 2007, administrative expenses of $3,485,047 for trustee, recordkeeping and investment management fees were paid by the Company on behalf of the Plans. These administrative expenses were offset by $3,757,478 in revenue sharing fees paid by certain registered investment companies invested in by the Plans. The excess revenue sharing fees are held in a segregated account for the Plans to pay future administrative expenses of the Plans.

3. Investments in Master Trust

The Plans' investments are held in safekeeping in a Master Trust under a trust arrangement by the Trustee. Each participating Plan has an undivided interest in the Master Trust. At December 31, Master Trust net assets were comprised of the following:

	2007	2006
Master Trust Investments		
At fair value		
Alcoa Stock Fund (includes $17,766,093 and $24,541,502 of investments in a common collective trust, respectively)	$ 695,688,452	$ 781,555,040
Shares of Registered Investment Companies		
Vanguard Institutional Index Plus Fund	438,812,644	430,008,866
New Perspective Fund	361,259,525	304,922,070
Investment Company of America Fund	335,249,814	358,201,876
MSDW Institutional Fund Emerging Markets Portfolio	281,214,577	215,624,423
American Balanced Fund	223,972,553	231,358,704
Other Registered Investment Companies Funds	597,123,896	558,760,400
Investment contracts		
CDC Financial Products	255,480,858	-
JP Morgan Chase	255,480,857	-
Rabobank Nederland	255,480,857	-
State Street Bank & Trust Company	255,506,985	239,664,130
AIG Financial Products	-	239,664,130
Morgan Guaranty	-	239,644,596
UBS AG	-	239,664,130
Other investments	200,849,190	181,645,666
Total value of interest in Alcoa Savings Plan Master Trust (at fair value)	4,156,120,208	4,020,714,031
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,039,749)	14,571,738
Total value of interest in Alcoa Savings Plan Master Trust	$ 4,150,080,459	$ 4,035,285,769

The following table lists the ownership percentages of the plans in the master trust net assets as of December 31:

	2007	2006
Percent ownership of the Plans in Alcoa Savings Plan Master Trust		
Alcoa Bargaining Plan	23.31%	23.22%
Alcoa Non-Bargaining Plan	55.61%	55.58%
Alcoa Subsidiary and Affiliate Plan	21.08%	21.20%
	100.00%	100.00%

The Master Trust investment income for the year ended December 31, 2007 is as follows:

Net investment income from Alcoa Savings Plan Master Trust investments	
Investment income	
Alcoa Common Stock Fund (includes $1,011,125 gain from common collective trusts)	$ 177,472,719
Shares of Registered Investment Companies	230,646,309
Other investments	3,765,223
	411,884,251
Interest	44,701,072
Alcoa Stock Dividends	13,836,484
Net investment income from Alcoa Savings Plan Master Trust investments	$ 470,421,807

4. Investment Contracts

Effective January 1, 2006, the Plans adopted Financial Accounting Standards Board ("FASB") Staff Position Nos. AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP") using the retrospective method. The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans and requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Individual Plan Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Individual Plan Net Assets Available for Benefits is prepared on a contract value basis.

The Investment Contracts are held in the Fixed Income Fund (the "Fund") and are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The insurance companies are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plans.

Contract value, as reported to the Plans by the investment manager, represents contributions made under contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Investment Contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates estimated future market value with the Fund's current contract value, but it may not be less than zero.

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate, and redemptions by existing shareholders will tend to increase the crediting rate. The opposite is ordinarily true if the market value of the covered assets is lower than their contract value. There are no reserves against contract value for credit risk of the insurance companies or otherwise.

Certain events limit the ability of the Plans to transact at contract value with the issuer. Such events include the following: (1) the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the Plan or the administration of the Plan that is not consented to by the insurance companies, (4) complete or partial termination of the Plan, (5) any change in law, regulation or administration ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow, (6) merger or consolidation of the Plans with another plan, the transfers of the Plans' assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor, (7) any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund, (8) exclusion of a group of previously eligible employees from eligibility in the Plan, (9) any early retirement program, group termination, group layoff, facility closing, or similar program or (10) any transfer of assets from the Fund directly to a competing option.

The Plans' administrator does not believe that the occurrence of any such event, which would limit the Plans' ability to transact at contract value with participants, is probable.

The Investment Contracts generally allow the insurance companies to terminate the agreement. However, the insurance companies would be required to settle the contract at an amount not less than contract value upon termination.

	2007	2006
Average yields		
Based on actual earnings	4.47%	4.09%
Based on interest rate credited to participants	4.62%	4.20%

5. Related-Party Transactions

The Plans own shares of common stock of Alcoa and, therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt as defined in ERISA Section 408 and the regulations thereunder. During 2007, purchases and sales of shares of common stock of the Alcoa Stock Fund were $120,790,534 and $358,391,895, respectively. Dividends earned on Alcoa common stock during 2007 were $13,836,484. As of December 31, 2007 and 2006, the Plans owned 18,527,531 and 25,321,437 shares of Alcoa common stock, respectively.

The Company may pay certain administrative expenses or perform administrative functions on behalf of the Plans.

The Plans invest in funds managed by Mellon Bank, N.A. Mellon Bank, N.A. is the trustee as defined by the Plans, and therefore these transactions qualify as party-in-interest transactions.

6. Plan Transfers

Effective June 7, 2007, employees of Alcoa Extrusions, Inc. ceased contributing to the Plans due to the establishment of the joint venture between Orkla ASA and Alcoa, which is operated by Orkla ASA's SAPA Group. On June 13, 2007, assets of $91,631,186 were transferred to the Alcoa Extrusions, Inc. Savings Plan established by the joint venture.

7. Tax Status

The Internal Revenue Service has determined and informed the Company by letters dated January 9, 2003 for the Alcoa Bargaining Plan and the Alcoa Non-Bargaining Plan and a letter dated August 6, 2002 for the Alcoa Subsidiary and Affiliate Plan that the Plans are qualified and the trust established under the Plans is tax-exempt under the appropriate sections of the Code. The Plans have been amended since receiving the determination letters. However, the Plans' administrator and the Plans' tax counsel believe that the Plans are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe the Plans were qualified and the related trust was tax-exempt as of the financial statements date.

8. Subsequent Event

Effective February 29, 2008, employees of Alcoa's packaging and consumer businesses ceased contributing to the Plans due to the sale of the packaging and consumer businesses to Rank Group Limited. Assets of approximately $260,000,000 will be transferred to plans established by Rank Group Limited.

Alcoa Savings Plan for Bargaining Employees
EIN #25-0317820, Plan 008
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a) Identity of Issue, Borrower, Lessor or Similar Party	(b) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(c) Cost	(d) Current Value
* Participant loans	Interest rates range from 5.00% to 11.10%; loans due at various maturity dates from less than one year to 25 years	**	$ 32,492,386
* Various	Self-directed brokerage account	**	18,687,427

* A party-in-interest as defined by ERISA.
** Cost omitted for participant-directed investments.

Alcoa Savings Plan for Non-Bargaining Employees
EIN #25-0317820, Plan 007
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a) Identity of Issue, Borrower, Lessor or Similar Party	(b) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(c) Cost	(d) Current Value
* Participant loans	Interest rates range from 5.00% to 11.10%; loans due at various maturity dates from less than one year to 25 years	**	$ 23,599,953
*Various	Self-directed brokerage account	**	88,003,933

* A party-in-interest as defined by ERISA.
** Cost omitted for participant-directed investments.

Alcoa Savings Plan for Subsidiary and Affiliate Employees
EIN #25-0317820, Plan 017
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2007

(a) Identity of Issue, Borrower, Lessor or Similar Party	(b) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(c) Cost	(d) Current Value
* Participant loans	Interest rates range from 5.00% to 11.10%; loans due at various maturity dates from less than one year to 25 years	**	$ 23,666,686
*Various	Self-directed brokerage account	**	10,933,732

* A party-in-interest as defined by ERISA.
** Cost omitted for participant-directed investments.

Alcoa Savings Plan for Non–Bargaining Employees
EIN #25-0317820, Plan 007
Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions
December 31, 2007

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions
$21,509	$21,509

SIGNATURES

The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Management Committee for the Alcoa Savings Plans for Bargaining, Non-Bargaining, and Subsidiary and Affiliate Employees has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ALCOA SAVINGS PLAN FOR BARGAINING EMPLOYEES
ALCOA SAVINGS PLAN FOR NON-BARGAINING EMPLOYEES
ALCOA SAVINGS PLAN FOR SUBSIDIARY AND AFFILIATE EMPLOYEES

Charles D. McLane, Jr.
Benefits Management Committee Member

Regina M. Hitchery
Benefits Management Committee Member

Lawrence R. Purtell
Benefits Management Committee Member

June 23, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-24846, 333-106411, 333-32516, 333-128445, and 333-146330) of Alcoa Inc. of our report dated June 23, 2008 relating to the financial statements of the Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non-Bargaining Employees and Alcoa Savings Plan for Subsidiary and Affiliate Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 23, 2008

END